4.21.2015

United States Securities and Exchange Commission
Washington, D.C. 20549
Tia L. Jenkins, Senior Assistant, Chief Accountant
Office of Beverages, Apparel, and Mining

Re: Liberty Star Uranium & Metals Corp
Form 10-K for the Fiscal Year Ended January 31, 2014
File No. 000-50071

Dear Tia L. Jenkins:

Liberty Star has filed a second amendment to the 10-K for fiscal year 2013 to correct a copy and paste error.  The error caused the Big Chunk data block for Claim names to be incomplete.  The following Big Chunk data for Claim names is complete and appear in the newly amended 10-K/A:

EXPLANATORY NOTE
The Company is filing this Amendment No. 2 to its Form 10-K in its entirety to include additional detail and correction regarding our mineral claims under Part I, Item 2. Properties, including claim descriptions.

Big Chunk-AK Claims
BC 641 - BC 648	BC 797-798
BC 677	BC 817-818
BC 684 -691	BC 822
BC 713	BC 837-846
BC 720- 721	BC 864
BC 727	BC 1011-1014
BC 757	BC 1017-1018
BC 767 - 768	BC 1021-1022
BC 787	BC 1104-1105
BC 1113-1115
54 BC Claims	- 7,680 acres

Very Truly Yours,

/s/ James Briscoe

James A. Briscoe
CEO & Chief Geologist
Liberty Star Uranium & Metals Corp.

5610 E. Sutler Lane, Tucson, Arizona 85712 USA Tel. (520) 907.9492 www.libertystaruranium.com